Magenta Therapeutics, Inc.

100 Technology Square

Cambridge, MA 02139

August 10, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Magenta Therapeutics, Inc.: Registration Statement on Form S-3 filed August 4, 2022 (File No. 333-266511)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Magenta Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 12, 2022, at 4:01 pm Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

If you have any questions regarding this request, please contact William Collins of Goodwin Procter LLP at (617) 570-1447.

Sincerely,
Magenta Therapeutics, Inc.

/s/ Stephen Mahoney
Stephen Mahoney
Chief Financial and Operating Officer

cc:	Thomas W. Beetham, Secretary and Chief Legal Officer, Magenta Therapeutics, Inc.

William Collins, Esq., Goodwin Procter LLP

Mitchell S. Bloom, Esq., Goodwin Procter LLP